Vista Point Advisors, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	2,531,383
Accounts receivable		12,000
Prepaid expensees		18,340
Deposits		31,844
Total assets	$	2,593,567

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	110,828
Accrued 401-k expense		46,231
Total liabilities		157,059

Members' equity

Members' equity		2,436,508
Total members' equity		2,436,508
Total liabilities and members' equity	$	2,593,567

The accompanying notes are an integral part of these financial statements.